UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Partners Value Investments LP

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Partners Value Investments LP

(Name of Person(s) Furnishing Form)

Equity LP Units

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Kathy Sarpash

Brookfield Place

181 Bay Street, Suite 210

Toronto, Ontario M5J 2T3

Tel: (416) 956-5142

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and

Communications on Behalf of Subject Company)

Copies to:

Andrew Beck, Esq.

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

Tel: (212) 880-6000

November 1, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
1	Offer to Exchange and accompanying Issuer Bid Circular, dated November 1, 2021

2	Letter of Transmittal and Election and the Notice of Guaranteed Delivery

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the Offer to Exchange and the accompanying Issuer Bid Circular included as Exhibit 1 hereto.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
1	Offer to Exchange and accompanying Issuer Bid Circular, dated November 1, 2021

2	Letter of Transmittal and Election and the Notice of Guaranteed Delivery

3	Partners Value Investments LP’s Annual Information Form for fiscal year ended December 31, 2020

4	Partners Value Investments LP’s unaudited interim condensed and consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020 and management’s discussion and analysis thereon

5	Partners Value Investments LP’s audited consolidated financial statements as of December 31, 2020 and 2019 together with the auditor’s report thereon and management’s discussion and analysis

(2) Not applicable.

(3) Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is being filed by Partners Value Investments LP concurrently with this Form CB.

(2) Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2021	PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT TRUST

	By:	/s/ Bahir Manios
Name: Bahir Manios Title: President